
Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$6.5B	$10.7B	127,839	204.7M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED